SECURITIES AND EXCHANGE COMMISSION
                         	Washington, D.C. 20549
                          	______________________

                             	SCHEDULE 13D

                  	Under the Securities Exchange Act of 1934
                           	(Amendment No.  1)*

	                        4 Kids Entertainment, Inc.
                              	(Name of Issuer)

                       	Common Stock, $.01 Par Value
                      	(Title of Class of Securities)

                                  	350865101
                               	(CUSIP Number)


                              	Arthur Goetchius
                	300 Park Avenue, 21st Fl, New York, New York 10022 (Name, address and telephone number of persoon authorized to receive notices and communications)

                              	April 25th, 1996
	         (Date of event which requires filing of this statement)



		If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

		Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

		NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



	PAGE 1 OF 17 PAGES


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	13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON 		EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **  					WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION   		Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER   							-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER  							45,750
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER   							-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER   							45,750
_____________________________________________________	________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON   							45,750
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           	1.55%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **  							PN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

	PAGE 2 OF 17 PAGES

	13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON 				EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **        					OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION   		Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER   							-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER  							59,962
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER   							-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER   							59,962
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON   							59,962
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           	2.04%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **  							IA
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

	PAGE 3 OF 17 PAGES

	13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON 				Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **        					WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION   		Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER   							-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER  							29,500
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER   							-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER   							29,500
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON   							29,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)             							1.00%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **  							PN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

	PAGE 4 OF 17 PAGES

	13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON 		Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **        					WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION   		Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER   							-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER  							10,112
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER   							-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER   							10,112
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON   							10,112
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           	.34%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **  							PN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

	PAGE 5 OF 17 PAGES

	13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON 		William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **  					AF, OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION   		United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER   							-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER  							145,324
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER   							-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER   							145,324
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON   							145,324
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           	4.93%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **  							IN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

	PAGE 6 OF 17 PAGES

	13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON 		Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **        					AF, OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION   		United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER   							-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER  							145,324
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER   							-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER   							145,324
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON   							145,324
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           	4.93%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **  							IN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

	PAGE 7 OF 17 PAGES

	13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON 		Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **        					AF, OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION   		United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER   							-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER  							145,324
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER   							-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER   							145,324
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON   							145,324
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           	4.93%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **  							IN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

	PAGE 8 OF 17 PAGES

	13D
CUSIP No.  350865101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON 		Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **        					AF, OO, PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION   		United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER   								3,250
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER  								150,224
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER   								3,250
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER   								150,224
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON   								156,724
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           		5.32%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **  								IN
_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

	PAGE 9 OF 17 PAGES

	The initial Schedule 13D (the "Schedule 13D"), of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company and a registered investment adviser ("EGS Partners") (formerly EGS Partners, L.P.), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman,
(vi) Frederic Greenberg, (vii) Frederick Ketcher and (viii) Jonas Gerstl, relating to the common stock, par value $.01 per share (the "Common Stock"), issued by 4 Kids Entertainment Inc. (the "Company"), is hereby amended and restated by this Amendment No. 1 as follows:

ITEM 1.  SECURITY AND ISSUER.

	This statement relates to the common stock, $.01 par value (the "Common Stock"), issued by 4 Kids Entertainment, Inc., a New York corporation (the "Company"), whose principal executive offices are 1414 Avenue of the Americas, New York, New York 10019.


ITEM 2.   IDENTITY AND BACKGROUND.

(a)	This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock beneficially owned by EGS Overseas Fund Limited, a British Virgin Islands corporation ("EGS Overseas"), as well as shares of Common Stock held in other discretionary accounts managed by EGS Partners, (iii) BEV Partners, L.P., a Delaware limited partnership ("BEV Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, BEV Partners and Jonas Partners, (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, BEV Partners and Jonas Partners, (vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, BEV Partners and Jonas Partners; and (viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, BEV Partners and Jonas Partners. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
The general partners of EGS Associates, BEV Partners and Jonas Partners are William Ehrman, Frederic Greenberg, Frederick Ketcher, and Jonas Gerstl (collectively, the "General Partners"). (Salvatore DiFranco resigned as a General Partner of the partnerships on October 31, 1994.) The members of EGS Partners are William Ehrman, Frederic Greenberg, Frederick Ketcher, and Jonas Gerstl.
(b) 	The address of the principal business and principal office of (i)
EGS Associates, EGS Partners, BEV Partners, Jonas Partners and each of the General Partners is 300 Park Avenue, New York, New York 10022 and (ii) EGS Overseas is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.
(c) The principal business of each of EGS Associates, EGS Overseas, BEV Partners and Jonas Partners is that of a private investment firm, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts, including EGS Overseas. The present principal occupations of the General Partners are as general partners of EGS Associates, EGS Partners, BEV Partners and Jonas Partners.


					PAGE 10 OF 17 PAGES

(d)	None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, BEV Partners and Jonas Partners are Delaware limited partnerships. EGS Partners is a Delaware limited liability company. EGS Overseas is a British Virgin Islands corporation.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners, BEV Partners and Jonas Partners is approximately $369,918, $388,890, $232,535, and 79,196, respectively.
The net investment cost of the shares of Common Stock owned directly by Mr. Gerstl and by members of his immediate family is approximately $63,869 (excluding commission).
The shares of Common Stock purchased by each of EGS Associates, EGS
Overseas, BEV Partners and Jonas Partners were purchased with the investment capital of the respective entities and with investment capital of each discretionary account under management of EGS Partners. The shares of Common Stock purchased by Mr. Gerstl were purchased with personal funds or trust funds.
The shares of Common Stock beneficially owned by EGS Associates, EGS
Partners (excluding EGS Overseas), EGS Overseas, BEV Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management, and from time to time may have debit balances. Non-margin accounts are maintained at Bankers Trust Company and The Chase Manhattan Bank, N.A. The shares of Common Stock owned by Mr. Gerstl and shares of Common Stock beneficially owned by members of his immediate family are held in cash and margin accounts maintained at Morgan Stanley and Co., Inc. Since other securities are held in such cash and margin accounts, it is impracticable to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased or sold. Currently, the interest rate charged on such various margin accounts is approximately 5% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.

The purpose of the acquisition of the shares of the Common Stock by the Reporting Persons is for investment. Each may make further purchases of the Common Stock from time to time and may dispose of any or all of the shares of the Common Stock held by it or him at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.






					PAGE 11 OF 17 PAGES

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)  The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based upon 2,944,831 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 22, 1996, as reflected in the Company's annual report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") for the fiscal year ended December 31, 1995 (which is the most recent Form 10-K on file).
As of the close of business on May 2, 1996:
(i)	EGS Associates owns beneficially 45,750 shares of Common Stock, constituting 1.55% of the shares outstanding.
(ii)	EGS Partners owns directly no shares of Common Stock.  By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 59,962 shares (constituting 2.04% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas.
(iii)	BEV Partners owns beneficially 29,500 shares of Common Stock, constituting approximately 1.00% of the shares outstanding.
(iv)	Jonas Partners owns beneficially 10,112 shares of Common Stock, constituting less than 1% of the shares outstanding.
(v)	Mr. Gerstl owns directly, and beneficially through ownership by members of his immediate family, 8,150 shares of Common Stock, constituting less than 1% of the shares outstanding.
(vi) Messrs. Ehrman, Greenberg and Ketcher own directly no shares of Common Stock.
By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 45,750 shares beneficially owned by EGS Associates, the 59,962 shares beneficially owned by EGS Partners, the 29,500 shares beneficially owned by BEV Partners and the 10,112 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, BEV Partners and Jonas Partners are aggregated, they total 145,324 shares of Common Stock, constituting approximately 4.93% of the shares outstanding.
(ix) In the aggregate, the Reporting Persons beneficially own a total of 156,724 shares of Common Stock, constituting approximately 5.32% of the shares outstanding.
(b) (i)  Each of EGS Associates, EGS Partners (with respect to shares of
EGS Overseas and other discretionary accounts), BEV Partners and Jonas Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
    (ii) Mr. Gerstl has the sole power to vote and dispose of 3,250 shares, and shared power, with members of his immediate family, to vote and dispose of 8,150 shares.
(c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to April 25th, 1996 until April 25th, 1996 by EGS Partners (excluding EGS Overseas), EGS Overseas, EGS Overseas, and Mr. Gerstl are set forth in Schedules A, B, and C, respectively, and were all effected in the over the counter market. During such period, none of Messrs. Ehrman, Ketcher, and Greenberg has entered into any transactions in the Common Stock.
(d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.
(e)  Not applicable.


					PAGE 12 OF 17 PAGES

ITEM 6.  	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships
(legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
1. There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13D-1(f)(1) of the Act.











	PAGE 13 OF 17 PAGES

                        		    SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 2, 1996


/s/  William Ehrman
William Ehrman, individually and as
general partner of each of EGS
PARTNERS, L.L.C., EGS ASSOCIATES,
L.P., BEV PARTNERS, L.P. and JONAS
PARTNERS, L.P.

/s/  Frederic Greenberg
Frederic Greenberg, individually and
as general partner of each of EGS
PARTNERS, L.L.C., EGS ASSOCIATES,
L.P., BEV PARTNERS, L.P. and JONAS
PARTNERS, L.P.

/s/  Frederick Ketcher
Frederick Ketcher, individually and
as general partner of each of EGS
PARTNERS, L.L.C., EGS ASSOCIATES,
L.P., BEV PARTNERS, L.P. and JONAS
PARTNERS, L.P.

/s/  Jonas Gerstl
Jonas Gerstl, individually and as
general partner of each of EGS
PARTNERS, L.L.C., EGS ASSOCIATES,
L.P., BEV PARTNERS, L.P. and JONAS
PARTNERS, L.P.






	PAGE 14 OF 17 PAGES

                           						Schedule A

                      						EGS Partners, L.P.
               				(excluding EGS Overseas Fund Limited)


                  				Transactions in the Common Stock

                            									        Price Per Share
     Date of		        Number of              	(including
   Transaction		Shares Purchased/(Sold)	  	Commissions, if any)


4/1/96				             (5,000)               	   2.50
4/4/96				             (2,500)              					2.50







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

		                           				Schedule B

                     					EGS Overseas Fund, Ltd.



                					Transactions in the Common Stock

		                                						    Price Per Share
     Date of		       Number of	             (including
   Transaction		Shares Purchased/(Sold)	  Commissions, if any)


4/16/96				             (3,500)				              2.32
4/17/96				             (3,500)				              2.18
4/25/96				             (6,500)				              2.34









PAGE 16 OF 17 PAGES

	                             				Schedule C

                            					Jonas Gerstl



		                     	Transactions in the Common Stock

		                               						    Price Per Share
     Date of		    Number of	                (excluding
   Transaction		Shares Purchased/(Sold)	  Commissions, if any)


3/27/96				                500*	            			3.00
4/9/96		              		(2,600)**		          		2.50












_______________________________

	*    Shares held in accounts for the benefit of Mr. Gerstl's children.

	**   Shares held in joint accounts for the benefit of Mr. Gerstl and his wife.







					PAGE 17 OF 17 PAGES